ANYTRANSLATION CORP

2620 S. Maryland Parkway #14-857

Las Vegas, NV 89109

August 30, 2013

Mr. Larry Spirgel and Ms. Kathleen Krebs

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: AnyTranslation Corp

Registration Statement on Form S-1

Filed on: May 3, 2013

File No. 333-188358

Dear Mr. Hill and Ms. Krebs:

We received your letter dated July 19, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 10, 2013:

 Prospectus Summary, page 5

1. We note your response to comment 6 from our letter dated May 30, 2013, but maintain that the company is a shell company. In this regard, we note your statement on page 5 that you have “no revenues and have limited operating history.” We further note that your operations to this point have been primarily preparatory and that you do not anticipate earning revenues until you enter into commercial operations. In addition, we note that your contract with Traduction Syllatra is your only contract and the owner of Traduction Syllatra, Roland Asmar, was listed as your president, secretary, treasurer and director on your application for your Nevada state business license. Therefore, clearly identify the company as a shell and discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

We have revised to disclose that the company is a shell company: “We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations.  Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).  A holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current “Form 10 information” with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144.  “Form 10 information” is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities.  These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company.”

2. Please expand your disclosure here and in Management’s Discussion and Analysis to specify how you generated your revenue to date, including identifying your customer(s).

We revised to expand our disclosure: “We generated our only revenue by providing document translation services to 9081-5770 Quebec Inc.”

3. We note your response to comment 11 from our letter dated May 30, 2013, including your disclosure that you “will not be capable of going on” if you do not raise at least 50% of your offering. Please revise your disclosure in the prospectus summary to clarify what will happen with the money you raise if you do not sell at least 50% of your offering. Provide specific and detailed disclosure in Management’s Discussion and Analysis of your plan of operations should you sell less than 50% of your offering.

We revised our disclosure to add: “If we raise less than 50% of our offering we plan to proceed with our business plan as stated. We will resort to borrowing funds from our director or selling additional common stock. We do not have any arrangements to sell additional shares at this time other than the proceeds from this offering.”

4. We note the disclosure you provided on page 6 in response to comment 12 from our letter dated May 30, 2013. As previously requested, please also disclose whether any company promoters or their affiliates, any affiliates of the company or any affiliates of the company’s officers and directors intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company

We have revised to add that “No company promoters or their affiliates, any affiliates of the company or any affiliates of the company’s officers and directors intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.”

5. We note the disclosure you added in response to comment 10 from our letter dated May 30, 2013 regarding the pros and cons of becoming a public company at this stage in the company’s development with little time and attention from management. Please revise your disclosure to be specific to your circumstances and remove disclosure that is not. For example, under “cons,” quantify the expenses of the offering and the expenses of being a reporting company in the first year and the amount of shares you would have to sell just to cover offering expenses and the expenses of being a reporting company. As another example, disclose that Mr. Ispas is located in Romania, will devote only one hour per day to the company, and has no experience with accounting or preparing financial statements or with managing a public company. Similarly, revise the discussion of the “pros” to specifically disclose the limitations on the liquidity of the company’s shares, including the restrictions of Rule 144(i), the impact of the penny stock rules, and the limited liquidity of over-the-counter quotation markets.

We revised and adjusted the section of “pros” and “cons” of becoming a public company.

6. In your emerging growth company discussion on page 8, please revise your references to Section 404(beer) and Section 14A(angel) and (beer).

We have revised our references in emerging growth company discussion: “1. Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires auditor attestation of internal controls; 2. Section 14A(a) and (b) of the Securities Exchange Act of 1934, which require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation;”

The Offering, page 8

7. Under “Net Proceeds,” also disclose the amount of proceeds to the company if 10% and 50% of the shares being offered are sold.

We have revised to disclose the amount of proceeds to the company if 10% and 50% of the shares being offered are sold: “$40,000 if 50% are sold $8,000 if 10% are sold.”

Risk Factors, page 8

8. Please revise your risk factor headings and disclosure so they are specific to your company and provide appropriate context for understanding the risk. In this regard, the following risk factors are generic and could apply to any company in any industry in your stage of development:

· “Our short operating history makes our business difficult to evaluate,” on page 10;

· “If we do not attract customers, we will not make a profit, which will ultimately result in a cessation of operations,” on page 10;

· “We are exposed to the credit risk of some of our future customers,” on page 10;

· “The nature of our business exposes us to potential liability claims and contract disputes which may reduce our profits,” on page 10;

· “Competition,” on page 13; and

· “General economic conditions,” on page 13.

We have revised to include more specific headings and disclosure to the risk factors.

9. In your response to comment 16 from our letter dated May 30, 2013, you state that you have launched your website, it is operational and it can be viewed at WWW.ANYTRANSLATION-CORP.COM. Please update your disclosure for this development. In addition, we note the following statement on your website: “Consisting of senior undergraduates in translation from Universities, AnyTranslation will surprise you with its urbane and fast service but especially with its competitive rates.” Please revise your disclosure in the registration statement discuss with specificity your use of senior undergraduates from universities or advise.

The disclosure from our last filing is current; we have not made any major changes to our website other than the changes below:

We have revised to correct that:  “universities’ undergraduates” to “freelancers in different countries.”

Management’s Discussion and Analysis or Plan of Operation, page 17

Plan of Operation, page 17

10. Please include in your plan of operation the costs of the offering and the anticipated expenses of being a reporting company.

We have revised to include in Management’s Discussion and Analysis the costs of the offering and the anticipated expenses of being a reporting company: “Our plan of operation does not include the offering costs because we do not plan to pay for the offering costs out of the proceeds. The offering costs will have been paid for by the time we raise funds from this offering. To pay for the offering costs we will use funds on hand and loans from our director if needed.”

Directors, Executive Officers, Promoter and Control Persons, page 25

11. We note your response to comment 22 from our letter dated May 30, 2013. We also note that Roland Asmar is still listed as a director on the application for your Nevada state business license dated July 5, 2012 that you filed as Exhibit 3.1. Please fully disclose the relationship between AnyTranslation Corp. and its affiliates and Traduction Syllatra and its affiliates. In addition, please identify Roland Asmar as a promoter.

We respectfully maintain that Roland Asmar is not our promoter. Our Exhibit 3.1 is outdated and was filled in error. Our Nevada business license dated July 5, 2012 was filled out in error and has been since corrected. A current annual list is filled with the Nevada Secretary and can be seen on their web site. Roland Asmar was involved in the incorporation process of the company and resigned from all posts shortly thereafter (on Juky 27th 2012). Roland Asmar is also currently the owner of Traduction Syllatra and has no involvement in our affairs. Currently there is no relationship between Roland and the issuer other than the translation agreement dilled as an exhibit to this registration statement.

Exhibits, page 50

12. Please explain why you changed the description of the agreement with Traduction Syllatra in the exhibit index to state that it is dated January 9, 2010 instead of November 23, 2012.

We have corrected the erroneous date of the agreement to the correct date when the agreement was executed.

This letter responds to all comments contained in your letter dated July 19, 2013.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Andrei Catalin Ispas

Email: anytranslation@yahoo.com

Telephone: (702) 997-2269

Thank you.

Sincerely,

/S/ Andrei Catalin Ispas

Andrei Catalin Ispas, President